FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
24 January 2007
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary & General Counsel

Date: 24 January 2007

24 January 2007
Lihir Gold Ltd adds 4.4 million ounces to gold reserves at Lihir mine
Lihir Gold Ltd has confirmed its Lihir gold deposit as one of the world’s largest, announcing an increase in estimated reserves to 23.6 million ounces.
This represents a 23% increase from the December 2004 reserve, after depletion for 2005/6 production.
The increase is the net result of the following factors:
•	A rise in the long term gold price assumption from $380/oz to $475/oz

•	A reduction in reserve cut-off grades

•	Adjustments to cost assumptions, with increases in mining and processing costs partially offset by savings from additional geothermal power generation capacity

•	An enhanced pit shell design incorporating the additional ore reserves and an optimised mining schedule.
The revised estimate assumes the successful commissioning of the flotation circuit currently under construction, but does not incorporate further increases in production due to the proposed expansion of the processing plant capacity beyond 1 million ounces per year.
The estimate includes 3.8 million ounces in proven reserves in stockpiles, at an average grade of 2.57 grams per tonne.
“This is an excellent outcome for the company, reconfirming the quality of the Lihir ore body, and leading directly to an increase in the value of the project,” said Chief Executive Arthur Hood. “Lihir remains one of the great gold mines in the world, with a long mine life ahead of it, and significant potential for further growth,” he said.
The following table sets out the increased ore reserves by category:
ORE RESERVES 2006(1)(5) (6)

			Average	Contained
	Reserve	Tonnes	grade	ounces(3)
	category	(millions)	(Au g/t)	(millions)
Reserves at 31 December 2006 (2)	Probable	212.0	2.89	19.7

Stockpiled Ore (4)	Proved	46.5	2.57	3.8

Total reserves		258.5	2.83	23.6

(1)	Reserve tonnages are after allowing for depletion by mining activity during 2005 & 2006.

(2)	Cut-off grade for direct autoclave feed material is 1.38 g/t Au and for flotation feed 0.87 g/t Au.

(3)	The reserves reflect an assumed life-of-mine gold price of US$475 per ounce. The number of contained ounces does not indicate the ounces that will be ultimately recovered.

(4)	Stockpile totals reflect ore above cut-off on stockpile at 31 December 2006.

(5)	Rounding, conforming to the JORC Code, may cause some computational discrepancies.

(6)	2004 reserve was 188.0 Mt at 3.48 g/t for 21.0 M oz Au (US$380 oz). The cut-off grade used for the 2004 reserve was 1.45 g/t.

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The company’s last reserve statement, at December 2004, estimated reserves at 21 million ounces. Since that date, mining activities had depleted the estimated total reserves by 1.8 million ounces to 19.2 million ounces. The depletion included 1.25 million ounces of recovered gold produced during 2005 and 2006, as well as ounces lost in tailings during processing.
The following table provides a comparison between the reserve at December 2004, and December 2006, and ignores the depletion during the intervening period.
RESERVE COMPARISON (1)

Reserves	End-December 2004			End-December 2006
	Mt	Au g/t	Moz	Mt	Au g/t	Moz
In Pit Ore	149.3	3.69	17.7	212.0	2.89	19.7

Stockpile Ore	38.7	2.66	3.3	46.5	2.57	3.8

Total Reserve	188.0	3.48	21.0	258.5	2.83	23.6

(1)	Gold price for 2004 reserve was US$380/oz and for 2006 reserve US$475/oz
Resource Restatement
Resources have also been increased to 40.5 million ounces, up 5.9% from the December 2004 resource, after depletion for 2005/6 production.
The increase in the resource was due to:
•	An increase in the assumed gold price to $475/oz

•	A reduction in the cut-off grade from 1.25g/t to 0.87 g/t

•	Refinements to the pit shell

•	Additional infill drilling leading to new resources being identified within the pit shell.
On this basis, the Measured, Indicated and Inferred Mineral Resources, inclusive of the Ore Reserves, are 520.8 million tonnes averaging 2.42 grams of gold per tonne for 40.5 million ounces of contained gold.
The following table shows the composition of the resource, including 3.8 million ounces held in stockpiles:
IDENTIFIED MINERAL RESOURCES (1) (Resources include reserves)

			Average	Contained
Minifie, Lienetz,Borefields,	Resource	Tonnes	grade	ounces(3)
Coastal, and Kapit Deposits	category	(millions)	(Au g/t)	(millions)
	Measured	46.5	2.57	3.8

	Indicated	410.2	2.48	32.7

	Inferred	64.1	1.89	3.9

Total resource		520.8	2.42	40.5

(1)	Cut-off grade 0.87 g/t. Rounding, conforming to the JORC Code, may cause some computational discrepancies.

(2)	Resources for the period have been depleted by mining.

(3)	The number of contained ounces does not indicate the ounces that will ultimately be recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves and upon mining and processing efficiency.

(4)	2005 resource was 421.8 Mt at 2.95 g/t for 40.0 M oz Au.

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Pit Redesign
The mining pit optimisation, strategic planning and supporting schedules have produced a series of pushbacks and optimal pit to support the reserve increase. The revised design brings in significant new areas into the mine plan, in particular the zone between the Kapit pit to the north and the current Lienetz pit.
The revised pit is depicted in the following graphics.

2004 Life of Mine Pit	2007 Life of Mine Pit

The following table breaks down the reserves by each pit.

Pit	Ore Tonnes (Mt)	Grade (Au g/t)	Moz
Minifie	25.2	2.74	2.2

Lienetz	124.5	2.70	10.8

Kapit	62.3	3.35	6.7

Total	212.0	2.89	19.7
The information in this report that relates to Mineral Resources or Ore Reserves is based on information compiled by Zach Casley who is a member of the Australian Institute of Geoscientists, and David Grigg who is a member of the Australian Institute of Mining and Metallurgy.
Zach Casley is a Principal of MineGeo Consulting, which is retained by Lihir Gold Limited to provide technical support in Geology and Resources for the company. Zach Casley has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. Zach Casley consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
For further information contact: Joe Dowling, Manager Investor Relations — Phone +61 7 3318 3308

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